Exhibit 99.1

CERTIFICATION

Under 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002

          In accordance with 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of Intasys Corporation (the "Company") does hereby certify, to such officers' knowledge, that:

               (1)      The Report on Form 6-K for the quarter ended June 30, 2003 of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

               (2)      The information contained in the Form 6-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 6, 2003	/S/ DAVID GOLDMAN David Goldman Chairman of the Board and Chief Executive Officer

Dated: August 6, 2003	/S/ DANIEL BERTRAND Daniel Bertrand Vice President and Chief Financial Officer